

September 19, 2012

Via E-Mail
Mr. Jon C. Biro
Chief Financial Officer
Consolidated Graphics, Inc.
5858 Westheimer
Suite 200
Houston, Texas 77057

  Re: Consolidated Graphics, Inc.
     Form 10-K for the year ended March 31, 2012
     Filed June 1, 2012
     File No. 001-12631

Dear Mr. Biro:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Analysis of Consolidated Income Statements for Fiscal Year 2012 as Compared to Fiscal Year 2011 and
Analysis of Consolidated Income Statements for Fiscal Year 2011 as Compared to Fiscal Year 2010, page 19

1. We note that your current discussion of your results of operations includes only a discussion of changes in gross profit and does not include a discussion of the facts and circumstances responsible for changes in the Company's costs of sales. Since gross profit is impacted by both changes in the levels of both sales and costs of sales, please revise to include a detailed discussion of factors responsible for changes in the Company's costs of sales. Such discussion should include a discussion of the factors that caused any of the

Mr. Jon C. Biro
Consolidated Graphics, Inc.
September 19, 2012
Page 2

component costs comprising costs of sales to materially fluctuate during the periods presented in the Company's financial statements.

Note 2. Significant Accounting Policies
Revenue Recognition and Accounts Receivable, page 34

2. We note from the Company's revenue recognition policy and from the disclosure elsewhere in the Form 10-K that the Company's revenues include revenue from the sale of customized printed documents for customers and from the provision of distribution services including fulfillment and mailing services for printed materials, and technology solutions that enable customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities as well as crossmedia capabilities that allow your customers to supplement the message of their printed materials through other media such as the internet email or text messaging. As these appear to represent distinctly different types of services, please revise the notes to the Company's financial statements to disclose the amount of revenues derived from each type of service for each period presented in your statement of income. Refer to the disclosure requirements outlined in ASC 280-10-50.

Note 3. Acquisitions, page 38

3. We note from the disclosure included in Note 3 that during fiscal 2010, the Company paid cash totaling $5,500 to acquire the remaining interest in a consolidated subsidiary. We also note that the purchase price of $5,500 plus transaction costs were recorded directly to shareholder's equity, net of a deferred tax benefit of $2,160. As it appears that this transaction represents the acquisition of a minority interest, please explain why no separate amount attributable to the minority interest was reflected in the Company's statement of shareholders' equity or statement of operations for fiscal 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief